UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
000-22787	350891107
SEC FILE NUMBER	CUSIP NUMBER
☑ Form 10-Q
For Period Ended: June 30, 2006

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION
Four Oaks FinCorp, Inc.
Full name of registrant
N/A
Former Name is Applicable
6114 U.S. 301 South - Four Oaks, NC 27524
Address of principal executive offices & zip code

PART II - RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution reporton Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

          On August 1, 2006, Four Oaks Fincorp Inc. (the "Company") concluded, after further examination in light of recent developments and discussions with the Company's independent registered public accounting firm, Dixon Hughes PLLC, that its financial statements for the year ended December 31, 2005 and for the first quarter of 2006 should be restated due to the accounting treatment of certain derivative transactions relating to the Company's interest rate swaps associated with brokered certificates of deposits ("CDs"). Accordingly, the Company will not be in a position to file its Quarterly Report on Form 10-Q (the "June Quarterly Report") for the quarter ended June 30, 2006 within the prescribed time period because the Company requires additional time to incorporate into its second quarter and six month financial statements the correction of certain errors. Although the Company is seeking to complete the process as quickly as possible, the preparation of the restated financial statements cannot be completed within the prescribed time period for filing the June Quarterly Report without unreasonable effort and expense.

          Since 2003, the Company has entered into various interest rate swaps to hedge the interest rate risk inherent in certain of its brokered CDs. From inception, the Company applied the "short-cut method" of fair value hedge accounting under Statement of Financial Accounting Standards No. 133 "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") to account for the swaps. The terms of the interest rate swaps and the corresponding debt matched; therefore, the Company assumed no hedge ineffectiveness. As a result, the Company determined that the changes in fair value of the swaps and hedged instruments were the same and no ineffectiveness was recorded in earnings. However, after further examination in light of recent developments and discussions with its independent registered public accounting firm, Dixon Hughes PLLC, the Company and its Audit Committee concluded that the swap transactions did not qualify for the "short-cut method," and documentation regarding these transactions did not meet the technical requirements of SFAS No. 133. Therefore any fluctuations in the market value of these interest rate risk management derivatives should have been recorded through the income statement. There is no effect on cash flows from these revisions. The Company is evaluating whether to redesignate the interest rate swap agreements as hedges under the "long-haul" method.

PART IV - OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification
Nancy S. Wise	(919)	963-1130
(Name)	(Area Code)	(Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
☑ Yes
☐ No
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
☑ Yes
☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As discussed in Part III above, as a result of the incorrect application of SFAS No. 133 hedge accounting treatment to certain transactions, certain of the Company’s financial statements contain errors.
Accordingly, there will be earnings volatility in the restated financial statements and results of operations, including the six months ended June 30, 2005.
Specifically, the restatement is expected to increase net income and diluted net income per share for the three month period ended June 30, 2005 by approximately $222,000 and $0.05 per share, respectively, and reduce net income and diluted net income per share for the six month period ended June 30, 2005 by approximately $12,000 and $0.01 per share, respectively.
Exhibits
None

Four Oaks FinCorp, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2006	By:	/s/ Nancy S. Wise
Nancy S. Wise Chief Financial Officer